

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 10, 2008

Mr. Timothy Barritt
President
Big Cat Energy Corporation
201 W. Lakeway, Suite 1000
Gillette, WY 82718

> **Re: Big Cat Energy Corporation**
> **Form 8-K/A, Item 4.01**
> **Filed November 10, 2008**
> **File No. 0-49870**

Dear Mr. Barritt:

We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief